Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES LOVINA WELLS DRILLED 25% FASTER THAN THE PREVIOUS 1.5 MILE LATERAL WELLS

Thousand Oaks, CALIFORNIA, May 7, 2025 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to provide an operations update on its latest wells in its Tishomingo field in Oklahoma.

LOVINA WELLS

The Lovina 9-16-1H, Lovina 9-16-2H, Lovina 9-16-3H, and Lovina 9-16-4H wells have all been successfully drilled. Kolibri has a 100% working interest in the wells. These 1.5 mile lateral wells were drilled in an average of less than 10.5 days each. This compares to the 1.5 mile lateral Alicia Renee wells, which were drilled in an average of 14 days each. The completion operations for these wells are scheduled to begin in the last week of May, with production anticipated to begin in early July.

FORGUSON WELL

After completing the drilling of the Lovina wells, the drilling rig was mobilized to the Forguson 17-20-3H well location, which is currently being drilled. Kolibri is operator and has a 46% working interest in this well, which is testing the economics of our 3,000 acres that is located on the eastern side of our acreage. The Forguson well is scheduled to be fracture stimulated after the Lovina wells have been completed.

Wolf Regener, President and CEO, commented, “We are extremely pleased with the excellent job our team has done drilling these longer lateral Caney wells. The further 25 percent reduction of drilling days between the Alicia Renee wells and the Lovina wells is significant. We had budgeted almost 15 days for each of these wells, and having them come in at an average of less than 10.5 days and under budget is fantastic.”

“The east side acreage, where the Forguson well is located and Kolibri has approximately 3,000 net acres, is not included in the December 31, 2024 reserve report. The Caney target for the Forguson well has very similar characteristics and thickness as in the main part of the field in Kolibri’s proved acreage, except that it is shallower. If the Forguson well proves to be economic, in addition to adding cash flow, it could lead to many additional development locations for the Company.”

“We are looking forward to the additional production and cash flow from all of these wells, which we expect will significantly increase the Company’s cash flow and add incremental value to our shareholders.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, wells performing as anticipated, including anticipated increases in production, cash flow, higher rates of return and efficiencies, statements regarding the estimated average cost for the facilities, statements regarding drilling and completing the Forguson 3H, Lovina 1H, Lovina 2H, Lovina 3H and Lovina 4H wells and statements regarding additional development locations for the Company. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the gathering system issues will be resolved, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the gathering system operator doesn’t get the issues resolved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.